Exhibit 10

GROWN ROGUE INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED OCTOBER 31, 2020

TABLE OF CONTENTS

Management’s Responsibilities for Financial Reporting	3
Forward-Looking Statements	4
Description of Business	4
Selected Annual Information	10
Results of Operations	10
Capital Resources	12
Summary of Quarterly Results	14
Other Selected Financial Information	15
Liquidity and Capital Resources	16
Commitments	17
Off-Balance Sheet Arrangements	17
Outstanding Share Data	18
Transactions with Related Parties	18
Critical Accounting Judgments and Estimation Uncertainties	20
Newly Adopted Accounting Pronouncements	21
Financial Instruments and Other Risk Factors	21
Subsequent Events	23
Regulatory Disclosure	24
Internal Control over Financial Reporting and Disclosure Controls	36

This Management Discussion and Analysis (MD&A”) made as of March 1, 2021, should be read in conjunction with the audited financial statements of Grown Rogue International Inc. (the “Company”, (“we”, “our”, or “us”) for the years ended October 31, 2020 and 2019 (the “Reporting Period”), and the related notes thereto (the “Financial Statements”). The Company’s Financial Statements are presented on a consolidated basis with its wholly-owned subsidiaries: Grown Rogue Canada Corp. (“GRC”), Grown Rogue Unlimited, LLC (“GR Unlimited”) and GR Unlimited’s wholly-owned subsidiaries Grown Rogue Gardens, LLC (“GR Gardens”); Grown Rogue Distribution, LLC (“GR Distribution”); GRU Properties, LLC (“GRU Properties”); GRIP, LLC (“GRIP”); as well as GR Unlimited’s 60% interest in Idalia, LLC; GR Unlimited’s 60% interest in GRD Cali, LLC, which was disposed of during the year ended October 31, 2020; and GR Unlimited’s 87% interest in GR Michigan, LLC. The Company’s reporting currency is the United States dollar and all amounts in this MD&A are expressed in United States dollars unless otherwise noted. The use of “CAD$” refers to Canadian dollars.

The Company’s comparative information included in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Additional information relating to the Company is also available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The common shares of GRIN are listed on the Canadian Securities Exchange under the symbol “GRIN”.

Management’s Responsibilities for Financial Reporting

The Financial Statements have been prepared by management in accordance with IFRS and have been approved by the Company’s board of directors (the “Board”). The integrity and objectivity of the Financial Statements are the responsibility of management. In addition, management is responsible for ensuring that the information contained in the MD&A is consistent where appropriate, with the information contained in the Financial Statements.

The Financial Statements may contain certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the Financial Statements are presented fairly in all material respects.

As the Company is a Venture Issuer (as defined under under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) (“NI 52-109”), the Company and Management are not required to include representations relating to the evaluation, design, establishment and/or maintenance of disclosure controls and procedures (“DC&P”) and/or Internal Controls over Financial Reporting (“ICFR”), as defined in NI 52-109, nor has it completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective bases DC&P and ICFR for the issuer may result in additional risks of quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Forward-Looking Statements

This MD&A contains information and projections based on current expectations. Certain statements herein may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Listing Statement, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect expectations regarding future events and performance but speak only as of the date of this MD&A. Forward-looking statements include, among others, statements with respect to planned acquisitions, strategic partnerships or other transactions and expansions not yet concluded; plans to market, sell and distribute products; market competition; plans to retain and recruit personnel; the ability to secure funding; and the ability to obtain regulatory and other approvals are all forward-looking information. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements.

There can be no assurance that any intended or proposed activity or transaction will occur or that, if any such action or transaction is undertaken, it will be completed on terms currently intended by the Company. The Company assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The forward-looking statements herein speak only as of the date hereof. Actual results could differ materially from those anticipated due to a number of factors and risks including those described in this MD&A under “Risk Factors” and in section 17 of the Company’s Listing Statement dated November 15, 2018 which can be found under the Company’s profile on www.sedar.com.

Description of Business

Grown Rogue, headquartered in Medford, Oregon, is a multi-state cannabis company producing high quality and consistent flower that allows consumers to enhance life experiences. Grown Rogue is a mid-premium brand that classifies their products based on “Mind, Body & Mood” effects that resonates with consumers from the canna-curious through the canna-serious. Grown Rogue is committed to educating, inspiring and empowering consumers with information about cannabis so they can “enhance experiences” by selecting the right product. Grown Rogue is focused on high quality, low cost production of flower and flower-based products. Flower continues to be the leading product category in most every state as compared to other categories such as edible, vape cartridges, pre-rolls, or concentrates and frequently accounts for 50% of all cannabis sales. With its best-in-class production methods, low cost cultivation, award winning product and best in class sales team , Grown Rogue has become a leading flower producer in the cannabis sector.

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Oregon

Grown Rogue, through its wholly owned subsidiary, GR Gardens, operates four cultivation facilities, in Oregon comprising approximately 130,000 sq ft of cultivation area, that currently service the Oregon recreational marijuana market: “Manzanita Glen” (sungrown), “Trail’s End” (sungrown), and two state-of-the-art indoor facilities (“Warehouse 1” and “Warehouse 2”). Warehouse 2 is comprised of assets acquired after the Reporting Period and approximately doubles our indoor productive capacity. GR Gardens currently holds three producer licenses in Oregon from the Oregon Liquor Control Commission (“OLCC”), for the three properties described above, one wholesaler license, and one processor license. GR Gardens is currently not operating the processor license.

GR Gardens is responsible for production of recreational marijuana using outdoor and indoor production methodologies. “Manzanita Glen” and “Trails End” are both outdoor, sungrown farms, with 40,000 sq ft of flowering canopy, for a total of 80,000 sq ft, sitting on a combined land package of approximately 45 acres.

Grown Rogue’s Oregon business is head-quartered in the world-renowned Emerald Triangle, which is known world-wide for the quality of its cannabis. The Emerald Triangle includes the southern part of Oregon and northern part of California. The company is able to capitalize on an ideal outdoor growing environment where it can produce high-quality, low-cost cannabis flower. The two sungrown farms produce one crop per year, which is planted in June and harvested in October.

With its approximately 17,000 sq ft indoor Warehouse 1, Grown Rogue is additionally able to produce high-quality indoor flower through controlled atmosphere environment (“CAE”) operations. By carefully controlling temperature, humidity, carbon dioxide levels, and other criteria, Grown Rogue is able to provide year-round supply of high-quality cannabis flower with multiple harvests per month. Grown Rogue has been constructing the final two flower rooms in the facility with the facility expected to be fully constructed by the end of February 2021 with eight dedicated flower rooms.

Warehouse 2 added 30,000 square feet of indoor productive space to our assets, and we estimate annual production at 2,400 pounds from this facility. It is a short distance from Warehouse 1, which is a benefit to operating efficiency, and is equipped with state-of-the-art equipment which facilitates the implementation of best practices already developed at Warehouse 1.

The total annual production capacity for Grown Rogue’s Oregon operations, based on the current constructed capacity, ranges between 6,000 and 7,000 pounds based on sungrown seasonality and strain performance.

Michigan

In February 2020, Grown Rogue, through its subsidiary GR Michigan, LLC, signed an Option to Purchase Agreement (“Option”) to acquire a 60% ownership in Golden Harvests, LLC (“Golden Harvests”). Golden Harvests is a Michigan-based, fully licensed and operating cultivation company located in Bay City, Michigan. Golden Harvests has an approximately 80,000 sq ft facility of which approximately 25,500 sq ft is operational. Through the date of this MD&A, the Company has paid $275,000 in cash and approximately $13,000 in shares towards Option consideration.

With the addition of Golden Harvests, Grown Rogue will be adding an additional 3,000 pounds of high-quality indoor flower production capacity in 2021 and an anticipated 5,500 pounds of production capacity in 2022. Grown Rogue will oversee this capacity under the terms of a management services agreement prior to exercising its purchase option once regulatory approval is received.

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Subsequent to October 31, 2020, the Company’s, majority controlled subsidiary GR Michigan, LLC, terminated its Option to Acquire Golden Harvests. Simultaneously with the termination, a new entity, Canopy Management, LLC (“Canopy”) signed an Option to Purchase Golden Harvests under similar terms. Canopy has already been approved by the State of Michigan for licensing and this will allow the Company to accelerate its option exercise to obtain a 60% interest in Golden Harvests. Canopy is majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company. The Company has an option to acquire 87% of Mr. Strickler’s membership interest in Canopy which when exercised, pending approval by the State of Michigan of the Company’s application, will provide identical economic rights as the Company originally had in GR Michigan.

Product

Grown Rogue produces a range of cultivars for consumers to enjoy (traditionally classified as indicas, sativas, and hybrids). Grown Rogue has a mix of “core” and “limited” strains to provide consumers with consistent and unique purchasing options at their local dispensary. Grown Rogue flower has won multiple awards in Oregon, which is one of the most competitive cannabis production environments in the world, including the prestigious Growers Cup competition on two occasions. Grown Rogue also won 1st place for highest THC content, 1st place for highest terpene content, and 3rd place in the grower’s choice category 2018 and won 1st place for highest terpene content in 2019 . In addition, the company believes it achieved an outdoor production potency record in the state of Oregon, when its Monkey Train cultivar tested at a THC potency of 35.13%.

Genetics

We are committed to developing unique, proprietary genetics and have allocated R&D space to develop new strains, while also phenotype hunting to identify new and exciting strain options that will resonate with consumers. Grown Rogue has developed a compelling mix of proprietary strains, along with a library of “fan favorites” to ensure that consumer and dispensary demand will remain strong for its flower and flower-derived products. All Grown Rogue genetics are rigorously tested to establish the genetic makeup of each strain in its portfolio. We continue to focus on bringing new unique genetics to ensure a steady flow of innovative flower and flower products.

Distribution and Sales

Grown Rogue distributes product directly to Oregon dispensaries to provide quality, consistency, and product variety year-round. Grown Rogue’s sales team works closely with dispensary owners and intake managers to provide consistent product, competitive prices, and service using sales techniques from other industries such as pharmaceutical and liquor.

By way of example, Grown Rogue has developed end user product marketing collateral and other educational information regarding Grown Rogue products as part of all sales with dispensaries that include strain type, testing results, information on the product and other necessary information to clearly articulate the product being provided. Each product is uniquely packaged all while maintaining brand consistency across the product suite.

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Grown Rogue works with dispensary owners to develop promotional opportunities for the retail customers and bud tenders. Grown Rogue provides detailed tutorials to the staff and owners of the dispensaries around the product and how it is grown, processed, cured, packaged and other items so that they are intimately familiar with the Grown Rogue process. Grown Rogue also invites dispensary owners and operators to Grown Rogue’s operating facilities so they can see first-hand the methods and processes used to create the product.

Branding

Developing compelling branding that engages, inspires, and creates transparency and trust with consumers is one of the most important aspects of building a successful cannabis company. Cannabis product branding has been evolving from promising high-quality flower, to providing descriptions of the effect a consumer should expect from a particular product.

Grown Rogue was one of the first brands in the United States to go to market with this type of branding as part of the ROGUE Categorization: Relax, Optimize, Groove, Uplift and Energize. The focus was to provide consumers with “The Right Experience, Every time” made easier by a simple product description that was not cannabis based, such as sativa or indica.

While other brands have shifted into the “one word” product description, Grown Rogue has leveraged consumer insights and product feedback to evolve the messaging to provide significantly more detail so consumers can make a more informed choice about which Grown Rogue products will optimally enhance their experience.

Grown Rogue’s unique “Mind, Body & Mood” product descriptions provide a level of detail about the expected cannabis experience that is much more insightful and beneficial than competitors. Instead of one word, such as Relax, describing a product, Grown Rogue has six words across three categories. Still easy to understand, but much more informative. Grown Rogue is refining this branding effort and intends to launch this new and innovative approach to ensuring consumers select the right experience in 2021.

In order to grow the Grown Rogue community and spread knowledge of its products, Grown Rogue leverages social media and other digital platforms. Grown Rogue aspires to eliminate the “dark mystery” historically associated with cannabis by empowering consumers to learn about the plant and then “enhance experiences” as they desire. The transition from prohibition to legal cannabis has provided the cannabis community with an opportunity to welcome a large group of new members and it is vital that product education is completed in an authentic and informative manner to ensure that everyone’s first cannabis experience is not only positive but also as expected.

Marketing and Advertising

Grown Rogue’s marketing channels include a comprehensive, fully responsive (mobile) interactive website. The website has been search engine optimized and includes calls to action that encourage consumers to become part of the Grown Rogue community by joining its newsletter list or following the company on social media. Grown Rogue is focused on providing education to new and existing consumers, which is available through its monthly newsletter or via the Blog section of its website. Consumers can find information about Grown Rogue, different types of cannabis products and general industry information.

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We strategically leverage digital advertising, primarily on industry sites such as Leafly and Weedmaps, and have selectively advertised in endemic and non-endemic magazines including Grow, Northwest Leaf, Oregon Leaf, Dope, Portland Mercury, and Willamette Weekly.

Grown Rogue has established a social media presence that includes Facebook, Twitter, and Instagram. Grown Rogue’s social identity will be defined by delivering fresh content and keeping interaction with followers/fans prompt and positive. Grown Rogue intends to attract existing cannabis industry participants as well as people not familiar with the industry by creating a positive, inclusive environment where dialogue is encouraged. The goal is to change existing stereotypes and overcome the stigmas associated with the cannabis industry.

Trademarks and Patents

Grown Rogue actively seeks to protect its brand and intellectual property. Grown Rogue currently has three registered trademarks:

1.	Grown Rogue was filed on September 22, 2017 and registered on August 7, 2018 under Registration No. 5537240

2.	The Right Experience Every Time was filed on September 29, 2017 and registered on August 7, 2018 under Registration 5537260.

3.	Sizzleberry was filed on September 29, 2017 and registered on August 7, 2018 under Registration 5537259.

Grown Rogue filed a patent for its nitrogen sealed glass containers on February 15, 2018 with the United States Patent and Trademark Office (“USPTO”). The nitrogen sealed glass containers preserve the freshness of the flower and essential terpenes to improve the “entourage effect.” The USPTO issued Grown Rogue United States Patent Number 10,358,282 on July 23, 2019. Several third parties have contacted us to request licensing information on this technology. We have introduced nitrogen sealed jars in Michigan and plan on launching them as we enter additional new markets and may license the technology to third parties operating in markets in which Grown Rogue is not currently licensed.

Social and Environmental Policies

Grown Rogue employs sustainable business models in all of its operations. Grown Rogue maintains the highest standards of environmental stewardship in cultivation. This includes sustainable water sources with optimization of reclamation and recapture from runoff and recycling of water input. We use only natural and sustainable products in all applications, including nutrients and integrated pest management. We maintain the highest level of sustainable cannabis practices through our focus on sustainable and natural cultivation methods.

Grown Rogue hires and pays living wage to all of its team members and is very involved in each of the communities where it operates.

When wildfires ravaged Oregon, particularly Jackson County, Grown Rogue quickly mobilized to support teammates and their families who lost homes or were adversely impacted, while also donating over $20,000 to community fire relief funds and organizing a Cannabis Coalition Fire Relief Fund with the United Way of Jackson County.

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Plans for Expansion & Economic Outlook

Grown Rogue continues to focus on taking its learnings and experience from Oregon into new markets across the US. During the last two years, Grown Rogue has established a platform that excels at licensing, compliance, understanding consumer purchasing preferences, and product innovation. This platform that places Grown Rogue in a superior position to capitalize on new markets compared to our competitors. Oregon is arguably the most competitive cannabis market in the world, and we have excelled by implementing standard business practices that make the Company well suited for entering and building successful brand presence in newly legalized cannabis markets.

The recently completed expansion into Warehouse 2 (described in the Oregon heading under Description of Business) represents a template for growth and execution against management’s strategy of being a high-quality, low-cost flower producer. As other growth opportunities arise under favorable financial terms, management can activate known and repeatable systems into new assets.

The future of the cannabis industry is in the branded products and the best brands are being created in the west coast, which is the area that has become synonymous with high quality cannabis. Unlike many current multi-state operators who prefer to obtain just a few licenses in a large volume of states, Grown Rogue is very focused on establishing a larger number of licenses in fewer states to capitalize on the economies of scale necessary to maximize profits. Over the next 12 months, Grown Rogue is focused on furthering its footprint and market share in the Oregon market, continuing to add to the portfolio projects in Michigan and looking at strategic opportunities in new states.

With the recent shift in political landscape, Grown Rogue has also begun analyzing the potential for federal de-regulation and the subsequent ability to export cannabis products across state lines. Oregon and the west coast have become synonymous with high quality cannabis and long term we believe Oregon will be a large export state across the US and international. Being located in the Emerald Triangle also provides a unique product differentiator due to the ability to produce high quality low cost sungrown flower due to the environmental conditions that occur naturally in Southern Oregon. Our strategy for how to take advantage of what will surely be a multi-billion dollar export business is developing and we are excited to begin implementation of this business plan over the coming years.

Definitive Transaction Agreement and Reverse Take-over Transaction

On October 31, 2018, GR Unlimited, Novicius Corp. ("Novicius"), Grown Rogue Canada Inc. and Novicius Acquisition Corp. entered into a definitive transaction agreement which set out the terms for the reverse take-over of Novicius by GR Unlimited and the related transactions (the “Transaction”). The Transaction was completed on November 15, 2018 and the Company began trading its common shares through the facilities of the Canadian Securities Exchange under the symbol “GRIN” on November 26, 2018.

As part of the Transaction, the Company changed its name from “Novicius Corp.” to “Grown Rogue International Inc.” and consolidated its existing common shares on the basis of one common share for each 1.4 existing common shares. The unitholders of GR Unlimited exchanged their equity membership interests in GR Unlimited for common shares of the Company on a one-for-one basis. The Transaction resulted in the Company becoming the owner all of the equity membership interests in GR Unlimited. In connection with the Transaction, GR Unlimited, directly and through Grown Rogue Canada Inc., raised approximately CAD$6.5 million through brokered and non-brokered private placements.

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For further details regarding the Transaction and related financings, please refer to the Company’s Listing Statement filed on SEDAR on November 23, 2018.

Going Concern

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to fund its development programs and general and administrative expenses, discharge its liabilities as they become due and generate positive cash flows from operations. There is no certainty that the Company will be successful in raising additional capital or creating positive cash flow from operations.

Selected Annual Information

The following selected financial data for each of the three completed financial years are derived from the audited annual financial statements of the Company.

Year Ended October 31,	2020	2019	2018	2017 (1)
Total revenue	$4,239,604	$3,924,983	$1,932,128	$—
Loss from operations	(1,574,679)	(7,622,956)	(4,967,609)	(138,854)
Net loss	(2,356,488)	(9,476,934)	(7,509,986)	(302,397)
Net loss per share, basic and diluted	(0.03)	(0.13)	(0.22)
Comprehensive Loss	(2,490,605)	(9,355,014)	(7,509,986)	(302,397)
Comprehensive loss per share, basic & diluted	(0.03)	(0.13)	(0.22)
Total assets	3,764,418	2,932,476	5,366,268	2,914,491
Total non-current liabilities	2,910,333	217,633	2,292,634	1,069,139
Cash dividends	Nil	Nil	Nil	Nil

Results of Operations

Revenues

Revenues during the twelve months ended October 31, 2020, increased relative to the comparable period in 2019 due to the discontinuance of reselling low-margin third party products, offset by an increase in sales of product from operations (see Adjusted EBITDA for further margin analysis). Set out below is a table of revenues by revenue type:

Year Ended October 31,	2020	2019	2018
Revenue from third-party products	$125,488	$1,800,816	$924,382
Revenue from management services	393,381	—	—
Revenue from Grown Rogue production	3,720,735	2,124,167	1,007,746
Total revenue	$4,239,604	$3,924,983	$1,932,128

Costs of finished cannabis inventory sold

Costs of finished cannabis inventory sold decreased by approximately $780,000 during the year ended October 31, 2020 relative to the comparable 2019 period; this reflects the discontinuance of selling third party products, as well as operational efficiencies for our product. The gross margin on our product has improved significantly, as described under Other Selected Financial Information.

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Net loss

Transaction costs

A material driver of the decrease in net loss during the twelve months ended October 31, 2020 relative to the comparable period in 2019, is the absence of transaction costs of $3,453,790 that occurred during the twelve months ended October 31, 2019.

Accounting for debt restructuring

In the year ended October 2020, we changed the terms of convertible debentures (see ‘Debt financing’ within ‘Capital Resources’, below). The impact to net loss from this accounting was the recognition of $765,707 in expense, as well as derecognition of a derivative liability which decreased net loss by $244,572; accordingly, the impact to the income statement as a result of the convertible debt restructuring was an increase to net loss of $521,135, with no such charges during the comparable 2019 period, other than derecognition of derivative liability for a decrease to net loss of $39,500.

Share-based compensation

During the year ended October 31, 2020, we issued 3,209,386 common shares as compensation to employees and service providers. In July 2020, as part of our performance management strategy, we issued 3,575,000 options to employees. The common shares issuances (measured at fair value) and stock options (measured at fair value using the Black-Scholes pricing model) resulted in total expense recognition of $337,162 during the year ended October 31, 2020, as compared to $113,227 during the comparable 2019 period.

General and administrative expenses

General and administrative expenses decreased by approximately $2,500,000 during the year ended October 31, 2020, compared to the prior fiscal year. The reduction in the general and administrative costs was a result of a larger allocation of overhead to inventory, biological assets and, in turn cost of sales. We also reduced salaries, legal and professional fees, travel, and general office and corporate overhead costs.

Interest expense

During the year ended October 31, 2019, the Company issued a second round of convertible debenture financing with aggregate principal of CAD$1,500,000; the first round was issued during the year ended October 31, 2018. This first round included aggregate principal of CAD$1,500,000. We had two leases for asset purchases with balances due at October 31, 2020 (2019 – three leases with balances due totaling $144,595). GR Michigan LLC also raised debt (see the Long-term debt section under Capital Resources, below). Total interest expense for the year ended October 31, 2020 was approximately $249,000, compared to approximately $246,000 for the year ended October 31, 2019. The convertible debentures also gave rise to accretion expense of approximately $393,000 during the year ended October 31, 2020, compared to approximately $148,000 for the year ended October 31, 2019. The increase in accretion expense is explained by 1) the inclusion in the year ended October 31, 2020 of approximately $260,000 attributed to the debt raised by GR Michigan LLC during the year ended October 31, 2020 (accordingly, no comparable accretion occurred during the year ended October 31, 2019); and 2) a full fiscal year of convertible debt interest accretion during the year ended October 31, 2020, compared to a partial year of accretion in the year ended October 31, 2019, because the convertible debt was issued midway through the year ended October 31, 2019.

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Capital Resources

Debt financing

Convertible debt

During the year ended October 31, 2019, the Company issued secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,105,127) which bear interest at 2% per quarter payable on the last day of March, June, September and December. The debentures were to mature August 10, 2020 and were convertible into common shares of the Company at a conversion price of CAD$0.44 per share, subject to certain adjustments resulting from future events. As the Company did not complete a financing as contemplated in the debenture agreement, and issued other shares to employees, the conversion price decreased from the original price of $0.44 per share. The notes (including the CAD$1,500,000 principal amount of notes that were issued by the Company on November 15, 2018) were renegotiated in July 2020 with the following terms:

●	Principal loan amount of $2,169,135 (CAD$2,950,000), due on November 1, 2021 (this balance reflects the conversion of CAD$50,000 from originally issued principal of CAD$3,000,000);
o	CAD$2,850,000 at the date of this MD&A, following conversion of CAD$100,000 in August 2020);

●	Interest payable at 8% per annum;

●	Convertible at CAD$0.125 into shares of the Company;

●	Conversion price will be adjusted to a lower price if the Company completes a private placement of equity for cash at a price lower than CAD$0.125 while the loan is outstanding;

●	Convertible at CAD$0.05 if the Company defaults on debt service;

●	Cancellation of 6,818,182 warrants issued pursuant to the convertible debenture agreements outstanding prior to the modification on July 10, 2020;

●	Issuance of 6,818,182 new warrants with as exercise price of CAD$0.16 and an expiration date of November 1, 2021; and

●	Issuance of 1,590,909 warrants as part of the consideration to the creditors for extending the maturity of the debt.

We recognized a loss from restructuring convertible debentures of $765,707, including the following items:

Composition of loss from debt restructuring
Difference: carrying value of deemed prior debt and deemed reissued debt	$337,997
Replacement warrants - quantity 6,818,182	346,792
Consideration warrants - quantity 1,590,909	80,918
Total loss from deemed restructuring	$765,707

The modification of terms also resulted in the derecognition of the Company’s previously outstanding derivative liability; a reduction to net loss of $244,572.

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Long-term debt

On March 20, 2020: Principal of $600,000 was received under a secured debt investment of $600,000 (the "Michigan Debt"). The Michigan Debt carries a two year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests LLC (“Golden Harvests” – see section entitled ‘Option to Acquire Controlling Interest in Golden Harvests,’ below). Once the principal is repaid, each investor will receive a monthly royalty of 1% per $100,000 invested of cash receipts for sales by Golden Harvests (the "Royalty"). The Royalty commences on the date that repayments equal to principal have been made for a period of two years. The Royalty maximum is two times the amount of principal invested and the Royalty minimum is equal to the principal loaned. The Company has the right but not the obligation, to purchase the Royalty from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the Michigan Debt agreement at amortized cost using the effective interest method. Interest accreted during the year ended October 31, 2020 was $260,943. During the year ended October 31, 2020, $75,126 was repaid against this debt.

Principal amounts of the Michigan Debt of $50,000 and $100,000 (a total of $150,000), were loaned by officers of the Company. Principal of $150,000, was loaned by a director of the Company.

We also had a $14,000 note payable due to another lender as at October 31, 2020; subsequently this note was settled in full.

Equity financing and investment

During the period ended October 31, 2020, the Company completed two agreements with Plant Based Investment Corp, which was previously named Cannabis Growth Opportunity Corporation (“PBIC”): 1) a private placement of equity (“PBIC Private Placement”) and 2) a share swap of our shares for PBIC’s shares (the “ PBIC Share Swap”).

PBIC Private Placement

In exchange for total proceeds of CAD$1,500,000, the Company issued, in two tranches, 15,000,000 common shares and 15,000,000 warrants to purchase an aggregate of 15,000,000 common share of the Company. Of the warrants issued, 5,000,000 have a strike price of CAD$0.125 and expire on February 10, 2022. Of the warrants issued, 10,000,000 have a strike price of CAD$0.13 and expire May 15, 2022.

PBIC Share Swap

In February 2020, we exchanged CAD$1,500,000 worth of our common shares for common shares of PBIC. We issued 15,000,000 common shares to PBIC in exchange for 2,362,204 common shares of PBIC issued to us. As part of the PBIC Share Swap, each of PBIC and Grown Rogue have signed a voting and resale agreement providing that each party will be required to vote the shares acquired under the PBIC Share Swap and are restricted from trading the shares for a period of 18 months from the PBIC Share Swap date.

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Option to Acquire Controlling Interest in Golden Harvests and capital investments in Golden Harvests

By agreement effective February 6, 2020, the Company entered into a purchase agreement to acquire an option to acquire a 60% controlling interest (the "Option") of a fully licensed Michigan based operator pending Municipal and State regulatory approval. In order to exercise the Option, the Company will pay $810,000 in cash and issue 800,000 common shares of the Company in four tranches. The four cash and common share tranches are summarized below:

1.	Payment of $150,000 within five days of signing the Option and the issuance of 200,000 common shares of the Company within 60 days after signing the Option (paid).

2.	Payment of $200,000 and the issuance of 200,000 common shares of the Company on the sixth-month anniversary of signing the Option. The Company paid $25,000 and issued 25,000 shares subsequent to October 31, 2020 to extend this payment for six-months. Subsequent to October 31, 2020, cash payment of $100,000 was made and a note payable for $100,000 was issued to fulfilled the $200,000 payment. The note payable bears interest at $2,000 per month.

3.	Payment of $260,000 and the issuance of 200,000 common shares of the Company on the twelve month anniversary of signing the Option. The Company can elect to extend the due date of this tranche of the purchase consideration for an additional six months by paying $25,000 and issuing 25,000 common shares of the Company. Subsequent to October 31, 2020, the extension term was modified to require issuance of 200,000 shares instead of the aforementioned cash and share payments.

4.	Payment of $200,000 and the issuance of 200,000 common shares of the Company due upon exercise of the Option, pending Municipal and State regulatory approval.

During the year ended October 31, 2020, the Company invested assets valued at $416,083 in order to grow and expand GH’s business. We agreed to invest a total of $1,200,000 in capital expenditures into GH without diluting GH’s owner, in order to accelerate the growth of GH and realize the value added to our shareholders upon our exercise of the Option.

Subsequent to October 31, 2020, we executed agreements which put Canopy Management LLC (“Canopy”) into the same position to acquire GH as previously envisaged to be done by GR Michigan LLC, as described in the Michigan subsection of the Description of Business section, above.

Summary of Quarterly Results

The following table sets out selected quarterly results of the Corporation for the eight quarters ended on or before October 31, 2020. The information contained herein is drawn from the interim financial statements of the Corporation for each of the aforementioned eight quarters.

Fiscal Year	2020				2019
Quarter	Oct	Jul	Apr	Jan	Oct	Jul	Apr	Jan
Revenue ($)	1,056,702	903,994	1,172,612	1,106,296	431,629	773,930	1,885,115	834,309
Net loss ($)	(122,401)	(794,072)	(1,206,828)	(233,187)	(2,098,742)	(931,184)	(1,648,446)	(4,798,562)
Net loss, basic & diluted ($/share)	0.00	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.02)	(0.08)

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Revenues reflect decreases in revenues from third party products of $1,800,816 in 2019, which were $125,460 in 2020. The decrease in third party product sales was offset by service revenues of $393,381 in 2020 (2019 – nil). Net loss is generally decreasing during 2020 as compared to 2019 due to operational efficiencies gained from experience & process improvement; a concentration of business strategy on Grown Rogue production & sales and ending sales of third party products, resulting in higher margins (see “Cash margin analysis,” below); and decreases in general and administrative costs. General and administrative costs decreased from $4,660,675 in 2019 to $2,196,422 in 2020.

Other Selected Financial Information

Adjusted EBITDA (non-IFRS measure)

The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines Adjusted EBITDA as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance.

	Years ended
	October 31,
Adjusted EBITDA Reconciliation	2020	2019
Net loss, as reported	$(2,356,488)	$(9,476,934)
Add back realized fair value amounts included in inventory sold	1,482,725	622,804
Less unrealized fair value gain (loss) on growth of biological assets	(1,515,492)	(486,354)
Less amortization of property & equipment included in cost of sales	518,999	191,094
	$(1,870,256)	$(9,149,390)
Add back accretion expense, as reported	609,357	153,195
Add back amortization of intangible assets, as reported	26,600	31,373
Add back amortization of property and equipment, as reported	153,991	63,295
Add back amortization of right-of-use assets, as reported	96,845	—
Add back share-based compensation expense, as reported	337,162	113,227
Add back interest expense, as reported	249,296	245,549
Add back transaction cost	—	3,453,790
Add back unrealized loss on marketable securities, as reported	263,483	—
Add back unrealized gain on derviative liability	(221,820)	—
Less gain on derecognition of derivative liability	(244,572)	(39,500)
Add back loss on debt restructure	765,707	—
Adjusted EBITDA	$165,793	$(5,128,461)

Cash margin analysis (NON-IFRS MEASURE)

“Cash Margin” is a non-IFRS measure used by management that does not have any meaning under IFRS and may not be comparable to similar measures presented by other companies. To define Cash Margin, first we define “Cash Production Costs,” pertaining to revenue from our products and third party products, as the cost of finished cannabis inventory sold, as reported on the statement of comprehensive loss, less non-cash production costs, packaging and distribution costs, inventory write-offs and adjustments; costs for service revenues are as presented on the statement of comprehensive loss. Cash Margin is arrived at by subtracting Cash Production Costs from their corresponding revenue category, and dividing the result by revenue to arrive at a percentage of revenue. The Company believes that this is a useful metric to evaluate its operating performance.

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The following table presents a table of Cash Margin by revenue type.

	Year ended
	October 31, 2020
Cash Margin analysis	Revenue	Costs	Margin
Grown Rogue products	$3,720,735	$1,425,890	62%
Third party products	125,460	115,522	8%
Service revenues	393,381	271,167	31%
Asset depreciation included in COGS	—	518,999	—
Cost of packaging & other included in COGS	—	95,096	—
Total costs of finished cannabis inventory sold, as reported	$4,239,576	$2,426,674	43%
Realized fair value amounts in inventory sold, as reported	—	1,482,725	—
Unrealized fair value (gain) on growth of biological assets, as reported	—	(1,515,492)	—
Totals, as reported	$4,239,576	$2,393,907	44%

Liquidity and Capital Resources

The Company’s cash and cash equivalents position was $217,788 as at October 31, 2020 as compared to $74,926 on October 31, 2019. The Company had working capital of $35,671 as at October 31, 2020, compared to a working capital deficiency of $2,709,527 as at October 31, 2019. Working capital improvements are due in part to improving operational efficiencies and yield; and margin on Grown Rogue product sales as a result; see “Cash margin analysis,” presented below, for further information.

During the year ended October 31, 2020, Grown Rogue used cash of approximately $293,000 through its operating activities, compared to cash used on similar activities of approximately $3,427,000 for the year ended October 31, 2019. The Company invested approximately $558,000 in property and equipment during the year ended October 31, 2020 (year ended October 31, 2019 - $216,000). Net cash from financing activities of approximately $1,100,000 during the year ended October 31, 2020, was the result of:

●	Lease payments of approximately $372,000;

●	Debt repayment of approximately $226,000;

●	Debt proceeds of $615,000; and

●	Private placement proceeds of approximately $1.1 million.

Cash generated during the year ended October 31, 2019, from financing activities included (amounts rounded to nearest $5,000):

●	Outflow against subscription receivable of $720,000;

●	Debt repayments of $250,000;

●	Proceeds of subscription receipts of $3,235,000;

●	Proceeds from convertible debenture issuances of $1,105,000;

●	Net lease payments of $115,000;

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●	Payments of $200,000 for costs of issuing debt & equity;

●	Payments of $165,000 for Transaction costs; and

Historically, the Company’s capital requirements to fund expansion and operations have been met primarily through the completion of private placements of equity and debt instruments, including debt with features to convert into equity.

Commitments

As at October 31, 2020 Grown Rogue has commitments under operating leases for its facilities and commitments under finance lease for equipment. The minimum lease payments due are as follows:

Total future minimum lease patments
Less than one year	$114,010
Between one and five years	17,525
Total	$131,535

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

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Outstanding Share Data

As of the date of the MD&A, the Company has 118,057,225 common shares outstanding, as set out in the table below for shares issued after October 31, 2020:

Shares outstanding at October 31, 2020	107,782,397
Shares issued as compensation for services & fees	18,044
Shares issued to extend Golden Harvests Option milestone payment	25,000
Shares issued pursuant to equity subscription agreements	10,231,784
Shares outstanding as at the date of this MD&A	118,057,225

As of the date of this MD&A, the Company has the following warrants outstanding, exercisable into common shares:

Exercise price	Warrants outstanding	Remaining contractual Life (years)	Expiry date
$0.16	8,409,091	0.6	November 01, 2021
0.13	5,000,000	0.9	February 10, 2022
0.13	10,000,000	1.1	May 15, 2022
0.20	8,200,000	1.9	February 5, 2023
0.44	2,148,117	2.2	June 28, 2023
$0.17	33,757,208	1.2

As of the date of this MD&A, the Company has the following stock options outstanding, exercisable into common shares:

Exercise price	Options outstanding	Remaining Contractual Life (years)	Expiry date
$0.44	500,000	0.8	January 1, 2022
0.15	3,050,000	3.3	July 9, 2024
0.15	100,000	3.3	July 20, 2024
0.15	500,000	3.7	December 1, 2024
0.15	200,000	3.6	November 18, 2024
$0.18	4,350,000	3.0

Transactions with Related Parties

Transactions with managers and directors

Through its wholly owned subsidiary, GRU Properties, LLC, the Company leased a property located in Trail, Oregon owned by the Company's President and CEO. The lease expired on December 31, 2020. Rent of $77,000 was incurred for the year ended October 31, 2020 (2019 - $71,000). The Company had $45,000 (October 31, 2019 - $63,000) owing in accounts payable and accrued liabilities at October 31, 2020.

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The Company incurred expenses of $59,500 (2019 - $36,000) for services provided by the spouse of the CEO. At October 31, 2020, accounts and accrued liabilities payable to this individual were $1,946 (October 31, 2019, $Nil). During the year ended October 31, 2020, this individual was granted 500,000 options which vested on the grant date.

The Company incurred fees related to marketing and promotion services of $Nil (2019 - $138,674) from two companies owned by the Company's former Chief Strategy Officer ("CSO"). At October 31, 2020, accounts payable and accrued liabilities were $Nil (October 31, 2019 - $6,000) payable to these companies.

Key management personnel consist of the President and CEO; the former CSO; the CFO of GR Unlimited; the Chief Market Officer; the Chief Accounting Officer; and the CFO of Grown Rogue International, Inc. The compensation paid or payable to key management for services for the years ended October 31, 2020 and 2019 was as follows:

	2020	2019
Salaries and consulting fees	$750,284	$425,412
Share-based compensation	60,929	33,083
Stock option expense	144,639	—
Total	$955,852	$458,495

Stock options granted to key management personnel and close family members of key management personnel include: 750,000 options to the CFO of GR Unlimited; 750,000 options to the Chief Market Officer; and 250,000 option to the Chief Accounting Officer.

Accounts payable and accrued liabilities due to key management at October 31, 2020 totaled $441,424 (October 31, 2019 - $392,152).

During the year ended October, 31, 2020, the Company purchased vehicles and equipment from the CEO for an aggregate total purchase price of $21,050.

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Debt balances and movements with related parties

		CFO of GR
	CEO	Unlimited LLC	Directors	Total
Balance - October 31, 2018	$—	$—	$—	$—
Borrowed	50,000	50,000	—	100,000
Interest	2,384	1,151	—	3,535
Payments	—	—	—	—
Balance - October 31, 2019	$52,384	$51,151	$—	$103,535
Borrowed	65,000	100,000	150,000	315,000
Interest	41,785	70,831	92,685	205,301
Payments	(88,526)	(80,696)	(30,756)	(199,978)
Balance - October 31, 2020	$70,643	$141,286	$211,929	$423,858

Pursuant to the Michigan Debt agreements transacted during the year ended October 31, 2020, the CEO, CFO of GR Unlimited LLC, and a director of GRIN obtained 5.5%; 1%; and 2.5% of GR Michigan LLC, respectively. Third party obtained 4% as part of the same financing (Note 12.4), such that GR Michigan has a 13% non-controlling interest.

Transactions with PBIC

PBIC is a shareholder of 30,000,000 shares of the Company (approximately 28% of issued and outstanding common shares as at October 31, 2020). The Company is a shareholder of 2,362,204 (Note 7) PBIC shares. PBIC has appointed a director of GRIN, and the CFO of GRIN became the CFO of PBIC subsequent to October 31, 2020.

During the year ended October 31, 2020, the Company completed the following transactions with PBIC:

●	PBIC issued 2,362,204 shares to GRIN and GRIN issued PBIC 15,000,000 shares; and

●	PBIC subscribed to equity of the Company for $1,084,335; the equity included 15,000,000 common shares and 15,000,000 warrants to purchase one common share per warrant. Of the 15,000,000 warrants, 5,000,000 have an exercise price of CAD$0.125, exercisable until February 10, 2022; and 10,000,0000 of the warrants have an exercise price of CAD$0.12, exercisable until May 15, 2022.

These related party transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectability of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible promissory notes, the inputs used in the estimate of the fair value of unit-based compensation and the inputs used in the estimate of the fair value of the unit purchase option and warrants issued.

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Newly Adopted Accounting Pronouncements

The Company adopted the following accounting policies as of November 1, 2019:

IFRS 16 Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 Leases. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. If the lease was classified as a finance lease, a lease liability was included on the statement of financial position. In applying IFRS 16, for all leases, the Company:

i.	Recognizes right-of-use assets and lease liabilities in the statement of financial position, initially measured at the present value of the future lease payments:

ii.	Recognizes depreciation of right-of-use assets and interest expense on lease liabilities in the statements of income and comprehensive income;

iii.	Separates the total amount of cash paid into a principal portion (presented within financing activities) and interest (presented within operating activities) in the statement of cash flows.

On November 1, 2019, the Company adopted IFRS 16. As such, the Company reviewed all leases and assessed whether these contracts are or contains a lease. The Company has accounted for its leases upon adoption of IFRS 16 using a modified retrospective approach whereby it recognizes a lease liability and a right-of-use asset at the date of initial application, being November 1, 2019. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate. The Company has measured the right-of-use asset at an amount equal to the lease liability.

Financial Instruments and Other Risk Factors

Market Risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

Interest Rate Risk

At October 31, 2020 and October 31, 2019, the Company's exposure to interest rate risk relates to long term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

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Currency Risk

As at October 31, 2020, the Company had accounts payable and accrued liabilities of CAD$504,314 and convertible debentures of CAD$2,850,000. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar. It is management's opinion that this risk is not material.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

The carrying amount of cash and trade accounts receivable represents the Company's maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

Balance at	October 31, 2020	October 31, 2019
Cash	$217,788	$74,926
Accounts receivable	172,121	134,423
Total	$389,909	$209,349

The allowance for doubtful accounts at October 31, 2020 was $7,425 (October 31, 2019 - $129,131).

Liquidity Risk

Liquidity risk represents the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At October 31, 2020, the Company had current assets of $1,834,775 (October 31, 2019 - $1,432,962) and current liabilities of $1,799,105 (October 31, 2019 - $4,142,489), which resulted in working capital $35,671 (October 31, 2019 - working capital deficit of $2,709,527). As at October 31, 2020 the Company had cash and cash equivalents of $217,788 (2019 - $74,926).

The Company faces risks inherent in an agricultural business.

Cannabis is an agricultural product. There are risks inherent in the agricultural business, such as insects, plant diseases, forest fire and similar agricultural risks. Although some of the Company’s cannabis flower is grown indoors under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Company’s products.

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COVID-19 Pandemic

The Company’s business, operations and financial condition could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, on March 11, 2020, the World Health Organization declared the outbreak a pandemic and on March 13, 2020 the U.S. declared that the COVID-19 outbreak in the United States constitutes a national emergency. The Company will continue to evaluate the situation with respect to the COVID-19 pandemic as it develops and will implement any such changes to its business as may deemed appropriate to mitigate any potential impacts to its business. Such public health crises can result in volatility and disruptions in the supply and demand for products and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect consumer good prices, interest rates, credit ratings, credit risk and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations impacted by an outbreak, increased labour and fuel costs, regulatory changes, political or economic instabilities or civil unrest. At this point, COVID-19 has not had a significant impact on the Company’s supply chain nor its ability to continue operations and sustain revenues; however, it is possible that COVID-19 may in the future have a material adverse effect on the Company’s business, results of operations and financial condition.

Fair Values

The carrying amounts for the Company’s cash, accounts receivable, amounts due from a related company, short-term advance to a related party, accounts payable and accrued liabilities, amounts due to employee/director, short-term advance payable, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

Fair Value Hierarchy

A number of the Company's accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the period ended October 31, 2020, there were no transfers of amounts between levels.

See additional risk factors relating to the Company as described in section 17 of the Company’s Listing Statement dated November 15, 2018 which can be found under the Company’s profile on www.sedar.com.

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Subsequent Events

Subsequent to October 31, 2020, Grown Rogue Distribution LLC (“GR Distribution”), a subsidiary of the Company, sold 11.875 equity units for US$40,000 per unit each for total proceeds of $475,000. The unit holders have the future right to convert their units in the subsidiary into common shares of the Company at the greater of CAD$0.20 or the maximum permitted discount under the policies of the Canadian Securities Exchange at the time of conversion.

Subsequent to October 31, 2020, GR Distribution issued unsecured promissory notes totaling $375,000. Terms of the note include 10% interest, payable monthly and a with three-year maturities. In addition, the subsidiary will make payments in months 39, 42, 45, and 48 that will cause total interest payments to equal the principal amount loaned.

On December 2, 2020, Grown Rogue Gardens LLC, a subsidiary of the Company, issued an unsecured promissory note in the amount of USD $150,000 to a key Company operations manager. Terms of the note include 10% interest per annum and 12-month maturity. The Company has the right to extend up to 50% of the principal for up to 6 months by paying a one-time extension fee of 10% of the amount extended.

On January 19, 2021, the Company completed the first tranche of a private placement of 2,031,784 shares for proceeds of $400,000. On February 5, 2021, the Company completed the second tranche of a private placement of 8,200,000 units at CAD$0.16 per unit for proceeds of CAD$1,323,000. Each unit was comprised of one common share and one warrant to purchase one common share. Each warrant has an exercise price of CAD$0.20 and a term of two years. The second tranche included subscriptions by the following related parties: the CEO subscribed to 1,600,000 units; the CFO of GR Unlimited subscribed to 2,000,000 units; a key Company operations manager subscribed to 1,000,000 units; and PBIC subscribed to 2,000,000 units.

Subsequent to October 31, 2020, the Company’s subsidiary, GR Michigan, LLC, terminated its Option to Acquire GH. Simultaneously with the termination, a new entity, Canopy Management, LLC (“Canopy”) signed an Option to Purchase GH under similar terms. Canopy has already been approved by the State of Michigan for licensing and this will allow the Company to accelerate its option exercise to obtain a 60% interest in GH. Canopy is majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company. The Company has an option to acquire 87% of the CEO’s membership interest in Canopy which when exercised, pending approval by the State of Michigan of the Company’s application, will provide identical economic rights as the Company originally had in GR Michigan.

On February 5, 2021, the Company acquired substantially all of the assets of the growing and retail operations of High Street Capital Partners, LLC (“HSCP”) for $3,000,000. The Company also executed a Management Services Agreement (“MSA”) with HSCP. The Company will operate the growing facility under the MSA until the acquisition of the growing assets obtains regulatory approval.

Subsequent to October 31, 2020, the Company executed new lease agreements to maintain its outdoor growing locations. One outdoor lease is for a term of twelve months (January 2021 through December 2021) at $3,800 per month, for a total commitment of $45,600. The other lease (for which the lessor is the CEO of the Company) is for a term of five years (January 2021 through December 31, 2025), for $6,000 per month, for a total commitment of $360,000.

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Regulatory Disclosure

Grown Rogue derives a substantial portion of its revenues from the cannabis industry in the United States, which industry is illegal under United States federal law. Grown Rogue is indirectly involved (through subsidiaries) in the cannabis industry in the United States where local state laws permit such activities. Currently, its subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon. Grown Rogue also intends to enter the Michigan market – we have an option to acquire a controlling interest in a Michigan operator (see subsection ‘Option to Acquire Controlling Interest In Golden Harvests,’ above).

The United States federal government regulates drugs through the Controlled Substances Act (the “CSA”), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

In the United States cannabis is largely regulated at the state level. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, and the increasing number of states with legal recreational frameworks, cannabis continues to be categorized as a Schedule I controlled substance under the CSA and as such, violates federal law in the United States. Senators Elizabeth Warren and Cory Gardner have introduced a bipartisan Senate bill titled “Strengthening the Tenth Amendment Through Entrusting States (STATES) Act” that would lift the Controlled Substance Act’s restrictions on cannabis in states that have written their own laws. However, there can be no assurances as to when this bill will pass, or if it will pass at all. The Supremacy Clause of the United States Constitution and United States federal laws made pursuant to it are paramount and in case of conflict between federal and state law in the United States, the federal law shall apply.

As a result of the conflicting views between state legislatures and the United States federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several US states had enacted laws relating to cannabis for medical and recreational purposes. The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that enacted laws legalizing cannabis in some form and that also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2018, Attorney General Jeff Sessions issued a memorandum (the “Sessions Memorandum”) that rescinded the Cole Memorandum. As a result of the Sessions Memorandum, federal prosecutors are no longer bound by the priorities in the Cole Memorandum relating to the prosecution of cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions.

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There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the Controlled Substances Act with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, Grown Rogue’s business, results of operations, financial condition and prospects would be materially adversely affected. Until Congress amends the federal law with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities.

In light of the uncertainty surrounding the treatment of United States cannabis-related activities, including the rescission of the Cole Memorandum, the Canadian Securities Administrators published a staff notice (Staff Notice 51-352 (Revised)) on February 8, 2018 setting out certain disclosure expectations for issuers with United States cannabis-related activities. Staff Notice 51-352 (Revised) includes additional disclosure expectations that apply to all issuers with United States cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the United States cannabis industry.

In accordance with the Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”), below is a table of concordance that is intended to assist readers in identifying the disclosure expectations outlined in Staff Notice 51-352.

In accordance with Staff Notice 51-352, this section provides a discussion of the federal and state-level U.S. regulatory regimes in the jurisdictions where Grown Rogue is currently directly involved through its subsidiaries or is planning to be directly involved in the future. Certain Grown Rogue subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon. Grown Rogue also intends to enter the Michigan market. In accordance with Staff Notice 51-352, Grown Rogue will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on Grown Rogue’s licenses, business activities or operations will be promptly disclosed by Grown Rogue.

All Issuers with US Marijuana-Related Activities	Response
Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicates for at least one of the direct, indirect and ancillary industry involvement types.	See above under “Description of Business”. See below under “U.S. Regulatory Matters”

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All Issuers with US Marijuana-Related Activities	Response
Prominently state that marijuana is illegal under US federal law and that enforcement of relevant laws is a significant risk	See above
Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA

Outline related risks including, among others, the risk that third party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Current and Future Consumer Protection Regulatory Requirements

Section 17 – Risk Factors – Operational Risks

Section 17 – Risk Factors – Grown Rogue will not be able to deduct many normal business expenses

Section 17 – Risk Factors – External Factors

Section 17 – Risk Factors – Failure to Protect Intellectual Property

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All Issuers with US Marijuana-Related Activities	Response

Section 17 – Risk Factors – Agricultural Operations

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Local Laws and Ordinances

Section 17 – Risk Factors – Third party service providers to Grown Rogue may withdraw or suspend their service

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Section 17 – Risk Factors – Grown Rogue’s contracts may be unenforceable and property may be subject to seizure

Section 17 – Risk Factors – The protections of US bankruptcy law may be unavailable

Section 17 – Risk Factors – Grown Rogue may have a difficult time obtaining insurance which may expose Grown Rogue to additional risk and financial liabilities

Section 17 – Risk Factors – Grown Rogue’s websites are accessible in jurisdictions where medicinal or recreational use of marijuana is not permitted and, as a result Grown Rogue may be found to be violating the laws of those jurisdictions

Section 17 – Risk Factors – The marijuana industry faces significant opposition in the United States

Given the illegality of marijuana under US federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are/are not available in order to support continuing operations.

See above under “Description of Business”.

See the following risk factor included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	100% of Grown Rogue’s balance sheet and operating statements are exposed to U.S. marijuana-related activities.

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All Issuers with US Marijuana-Related Activities	Response
Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	Grown Rogue has received legal advice from multiple attorneys regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.
CSA Requirement – US Marijuana Issuers with direct involvement in cultivation or distribution	Response
Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	See below under “U.S. Regulatory Matters”
Discuss the issuer's program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer's licence, business activities or operations.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

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US Marijuana Issuers with indirect involvement in cultivation or distribution	Response
Outline the regulations for U.S. states in which the issuer's investee(s) operate.	N/A
Provide reasonable assurance, through either positive or negative statements, that the investee's business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee's licence, business activities or operations.	N/A
US Marijuana Issuers with material ancillary involvement	Response
Provide reasonable assurance, through either positive or negative statements, that the applicable customer's or investee's business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	N/A

U.S. Regulatory Matters

Grown Rogue (through its subsidiaries) has direct involvement in the cultivation and distribution of marijuana in the United States. Grown Rogue and its subsidiaries are primarily involved in the U.S. marijuana industry as a seed to retail company with operations currently in Oregon (a state that has legalized recreational marijuana). Currently Grown Rogue through its subsidiaries produces recreational marijuana and distributes it to dispensaries throughout Oregon.

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Producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a federal crime in the United States. The United States federal government regulates drugs through the Controlled Substances Act (the “Federal CSA”), which places controlled substances, including cannabis, on one of five schedules. Cannabis is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the United States Drug Enforcement Administration (the “DEA”). Schedule I drugs are the most tightly restricted category of drugs under the Federal CSA.

State and territorial laws that allow the use of medical cannabis or legalize cannabis for adult recreational use are in conflict with the Federal CSA, which makes cannabis use and possession illegal at the federal level. Because cannabis is a Schedule I controlled substance, however, the development of a legal cannabis industry under the laws of these states is in conflict with the Federal CSA, which makes cannabis use and possession illegal on a federal level. Additionally, the Supremacy Clause of the United States Constitution establishes that the Constitution, federal laws made pursuant to the Constitution, and treaties made under the Constitution’s authority constitute the supreme law of the land. The Supremacy Clause provides that state courts are bound by the supreme law; in case of conflict between federal and state law, including Oregon and other state law legalizing certain cannabis uses, the federal law must be applied.

Until Congress amends the Federal CSA with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities. The US federal aiding and abetting statute provides that anyone who commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal. Additionally, even if the U.S. federal government does not prove a violation of the Federal CSA, the U.S. federal government may seize, through civil asset forfeiture proceedings, certain assets such as equipment, real estate, moneys and proceeds, or your assets as an investor in the Company, if the U.S. federal government can prove a substantial connection between these assets or your investment and marijuana distribution or cultivation.

Because many states in the United States have approved certain medical or recreational uses of cannabis, the U.S. Department of Justice, through the Cole Memorandum, had previously described a set of priorities for federal prosecutors operating in states that had legalized the medical or other adult use of cannabis. The Cole Memorandum represented a significant shift in U.S. federal government priorities away from strict enforcement of federal cannabis prohibition.

However, the Cole Memorandum was merely a directive regarding enforcement and did not overturn or invalidate the Federal CSA or any other federal law or regulation.

The Cole Memorandum was rescinded in January 2018 by Jeff Sessions, the former U.S. Attorney General, who deemed it “unnecessary”. This is based on Mr. Sessions’s belief, which was also expressed in the Cole Memorandum that each state’s federal prosecutor should “follow the well-established principles that govern all federal prosecutions. These principles require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.” The rescission of the Cole Memorandum, and comments made publicly by Mr. Sessions and other members of the Trump Administration, signal a significant shift by the U.S. federal government back to more strict enforcement of federal law.

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On January 4, 2018, Billy J. Williams, the current United States Attorney for the District of Oregon and former Multnomah County (Oregon) Deputy District Attorney who handled major violent crimes and later served as a Chief of the Violent Crimes Unit and as the Indian Country AUSA/Tribal Liaison for the Department of Justice prior to being appointed as the federal prosecutor for Oregon, Mr. Williams provided the below statement on marijuana enforcement in the District of Oregon: “As noted by Attorney General Sessions, today’s memo on marijuana enforcement directs all U.S. Attorneys to use the reasoned exercise of discretion when pursuing prosecutions related to marijuana crimes. We will continue working with our federal, state, local and tribal law enforcement partners to pursue shared public safety objectives, with an emphasis on stemming the overproduction of marijuana and the diversion of marijuana out of state, dismantling criminal organizations and thwarting violent crime in our communities.”

In an editorial published on January 12, 2018, Mr. Williams wrote: “In sum, I have significant concerns about the state’s current regulatory framework and the resources allocated to policing marijuana in Oregon.”

At a meeting on February 2, 2018, Mr. Williams told Oregon’s top politicians and law enforcement officials that there’s more cannabis being produced in the state than can legally be consumed. “And make no mistake about it, we’re going to do something,” Williams told dozens of politicians, tribal leaders, sheriffs as well as representatives of the FBI and the U.S. Drug Enforcement Administration. “Here’s what I know, in terms of the landscape here in Oregon: We have an identifiable and formidable marijuana over-production and diversion problem,” Williams said. “That’s the fact. My responsibly is to work with our state partners to do something about it.”

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is illegal under U.S. federal law, investing in cannabis business could be found to violate the Federal CSA. As a result, individuals involved with cannabis business, including but not limited to investors and lenders, may be indicted under U.S. federal law. An investment in the Company may: (a) expose an investor personally to criminal liability under U.S. federal law, resulting in monetary fines and jail time; and (b) expose any real and personal property used in connection with Grown Rogue’s business to seizure and forfeiture to the U.S. federal government.

Active enforcement of the current federal law on cannabis may thus directly and adversely affect revenues and profits of Grown Rogue. The risk of strict enforcement of the Federal CSA remains uncertain.

U.S. Federal Laws Applicable to Banking

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, most U.S. banks and other financial institutions are unwilling to provide banking services to marijuana businesses due to concerns about criminal liability under the Federal CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses.

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Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. In both Canada and the United States transactions by cannabis businesses involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Though guidelines issued in past years allow financial institutions to provide bank accounts to certain cannabis businesses, few U.S. banks have taken advantage of those guidelines and many U. S. cannabis businesses still operate on an all-cash basis.

Oregon State Regulation

The Oregon Medical Marijuana Program (“OMMP”) is a state registry program within the Public Health Division, Oregon Health Authority (“OHA”). The role of the OHA is to administer the Oregon Medical Marijuana Act. The OMMP allows individuals with a medical history of one or more qualifying illnesses and a doctor’s written statement to apply for registration with the OMMP. Qualified applicants are issued a medical marijuana card that entitles them to legally possess and cultivate cannabis, subject to certain limitations.

On November 4, 2014, Oregon voters passed Measure 91, known as the Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act (the “Act”), effectively ending the state’s prohibition of recreational marijuana and legalizing the possession, use, and cultivation of marijuana within legal limits by adults 21 years and older. The Act did not amend or effect the Oregon Medical Marijuana Act and the OMMP. The Act empowered the Oregon Liquor Control Commission (“OLCC”) with regulating sales of recreational marijuana in Oregon. It is possible that the voters could potentially repeal the law that permits both the medical and recreational marijuana industry to operate under state law.

Under current Oregon law, possession and home cultivation by adults at least 21 years old is allowed within legal limits. Public sales of marijuana and marijuana products may be done only through licensed retailers. The OLCC has the authority to decide how many licenses to allow in a specific area or location and may refuse granting a license if there are reasonable grounds to believe there are sufficient licenses in the area or if the granting of a license is not demanded by public interest or convenience. The OLCC may disqualify applicants for a number of reasons, including for lacking a good moral character, for lacking sufficient financial resources or responsibility, for relevant past convictions, and for using marijuana, alcohol, or drugs “to excess.”

Grown Rogue has a comprehensive compliance program administered through its Director of Compliance, which tracks all aspects of operations through the METRC program (an online software tool mandated through the State of Oregon that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Oregon law.

Grown Rogue is in compliance with Oregon state law and its related licensing framework.

Michigan State Regulation

As part of its business plan, Grown Rogue intends to enter the Michigan state market. As described above (in the Michigan subsection of Description of Business), we plan on acquiring a 60% interest in an operating entity in Michigan.

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In November 2008, Michigan residents approved the Michigan Medical Marihuana Act20 (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act21 (the “MMFLA”) and the Marihuana Tracking Act (the “MTA” and together with the MMMA and the MMFLA, the “Michigan Cannabis Regulations”) to provide a comprehensive licensing and tracking scheme, respectively, for the medical marijuana program. Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marijuana program. LARA is the main regulatory authority for the licensing of marijuana businesses.

Under the MMFLA, LARA administrates five types of “state operating licenses” for medical marijuana businesses: (a) a “grower” license, (b) a “processor” license, (c) a “secure transporter” license, (d) a “provisioning center” license and (e) a “safety compliance facility” license. There are no stated limits on the number of licenses that can be made available on a state level; however, LARA has discretion over the approval of applications and municipalities can pass additional restrictions.

On November 6, 2018, Michigan voters approved Proposal 1, to make marihuana legal under state and local law for adults 21 years of age or older and to control the commercial production and distribution of marihuana under a system that licenses, regulates, and taxes the businesses involved. The act will be known as the Michigan Regulation and Taxation of Marihuana Act24. According to Proposal 1, LARA is required to art accepting applications for retail (recreational) dispensaries within 12 months of the measure’s effective date.

Michigan License

State operating licenses for marijuana businesses have a 1 year term and are annually renewable if certain conditions are met: (a) the renewal application is submitted prior to the date the license expires, or within sixty (60) days of expiration if all other conditions are met and a late fee is paid, (b) the licensee pays the regulatory assessment fee set by LARA and (c) the licensee continues to meet the requirements to be a licensee under the Michigan Cannabis Regulations. Each renewal application is reviewed by LARA, but there is no guarantee of a timely renewal. There is no ultimate expiry after which no renewals are permitted.

Michigan Regulations

Michigan Marijuana Products may be purchased in a retail setting from a provisioning center by a registered qualified patient or registered primary caregivers connected to a registered qualifying patient (“Michigan Qualified Purchaser”); in each case, Michigan Qualified Purchasers must present a valid registry identification card issued by LARA (a “Michigan Registry ID”). For a Michigan Qualified Purchaser to receive Michigan Marijuana Products, provision centers must deploy an inventory control and tracking system that is capable of interfacing with the statewide monitoring system to determine (a) whether a Michigan Qualified Purchaser holds a Michigan Registry ID and (b) whether the sale or transfer will exceed the then-current daily and monthly purchasing limit for the holder of the Michigan Registry ID.

In order to receive a Michigan Registry ID, an applicant must provide: a completed application dated within one year of submission, a written certification from a physician with a bona-fide physician-patient relationship to the underlying patient, the application or renewal fee, contact information for the patient, caregiver (if applicable) and physician, as well as proof of Michigan residency.

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For registered qualifying patients, the daily purchasing limit is 2.5 ounces, and for registered primary caregivers, the daily purchasing limit is 2.5 ounces per underlying registered qualifying patient that the registered primary caregiver is connected with through the registration process. Finally, the licensee shall verify in the statewide monitoring system that the sale or transfer does not exceed the monthly purchasing limit of ten (10) ounces of marihuana product per month to a qualifying patient, either directly or through the qualifying patient’s registered primary caregiver.

Allowable forms of medical marihuana includes smokable dried flower, dried flower for vaporizing and marihuana infused products, which are defined under the Act to include topical formulations, tinctures, beverages, edible substances or similar products containing usable marijuana that is intended for human consumption in a matter other than smoke inhalation. Under the Michigan Cannabis Regulations, marijuana-infused products shall not be considered food.

Qualifying conditions for the medical marijuana program in Michigan are the following:

●	Cancer, glaucoma, positive status for human immunodeficiency virus, acquired immune deficiency syndrome, hepatitis C, amyotrophic lateral sclerosis, Crohn's disease, agitation of Alzheimer's disease, nail patella or the treatment of these conditions;

●	A chronic or debilitating disease or medical condition or its treatment that produces 1 or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures, including but not limited to those characteristic of epilepsy; or severe and persistent muscle spasms, including but not limited to those characteristic of multiple sclerosis;

●	Post-Traumatic Stress Disorder (PTSD); and/or

●	Any other medical condition or its treatment approved by the department under the Michigan Cannabis Regulations.

Reporting Requirements

Pursuant to the requirements of the MTA, Michigan selected Franwell’s METRC software as the state’s third-party solution for integrated marijuana industry verification. Using METRC, regulators are able to track third party inventory, permissible sales and seed-to-sale information. Additionally, provisioning centers can use the METRC API to connect their own inventory management and/or point-of-sale systems to verify the identity as well as permissible sales for Michigan Qualified Purchasers.

Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, a provisioning center is required to:

Maintain and submit a security operations plan that includes the following at a minimum:

●	Escorts for all non-employee personnel in limited access areas.

●	Secure locks for all interior rooms, windows and points of entry and exits with commercial grade, nonresidential door locks.

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●	An alarm system. Licensees will make all information related to the alarm system including monitoring and alarm activity available to LARA.

●	A video surveillance system that, at a minimum, consists of digital or network video recorders, cameras, video monitors, digital archiving devices and a color printer capable of delivering still photos.

●	24-hour surveillance footage with fixed, mounted cameras, tamper/theft proof secured storage mediums and a notification system for interruption or failure of surveillance footage or storage of surveillance footage. All surveillance footage must be of sufficient resolution to identify individuals, have accurate time/date stamps and be stored for a minimum of 14 days unless state regulators notify that such recordings may be destroyed.

●	State access to view and obtain copies of any surveillance footage through LARA or related investigators, agents, auditors and/or state police. A facility shall also provide copies of recordings to LARA upon request.

●	Logs of the following: the identities of the employee or employees responsible for monitoring the video surveillance system, the identity of the employee who removed the recording from the video surveillance system storage device and the time and date removed and the identity of the employee who destroyed any recording.

Maintain marijuana storage plan for provisioning centers that includes the following at a minimum:

●	A secured limited access area for inventories of Michigan Marijuana Products.

●	Clearly labeled containers (a) marked, labeled or tagged, (b) enclosed on all sides and (c) latched or locked to keep all contents secured within. All such containers must be identified and tracked in accordance with the MTA.

●	A locked area for chemical and solvents separate from Michigan Marijuana Products.

●	Separation of marijuana-infused products from toxic or flammable materials.

●	A sales or transfer counter or barrier separated from stock rooms to ensure registered qualifying patients or registered primary caregivers do not have direct access to Michigan Marijuana Products.

There are significant risks associated with the business of the Company, as described above and in Section 17 – Risk Factors of the Company’s Listing Statement as filed on www.sedar.com. Readers are strongly encouraged to carefully read all of the risk factors contained in Section 17 – Risk Factors of the Company’s Listing Statement.

Internal Control over Financial Reporting and Disclosure Controls

Management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting (“ICFR”) to provide reasonable assurance that all information prepared by the Company for external purposes is reliable and timely. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS.

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The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated Financial Statements. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements.

The CEO and CFO have evaluated whether there were changes to the ICFR during the period ended October 31, 2020, that have materially affected, or are reasonably likely to materially affect, the ICFR. As a result, no such significant changes were identified through their evaluation.

There have been no material changes in the Company’s internal control over financial reporting during the year ended October 31, 2020, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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